September 4, 2008

Philips agrees to transfer TV assembly facility located in Juarez, Mexico to Elcoteq

•	Another decisive step to improve profitability of the TV operations through ongoing business and supply chain optimization efforts

•	Brand licensing agreement with Funai for Philips’ consumer TV activities in the U.S. and Canada implemented as of August 15, 2008

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that it has agreed to transfer its TV assembly facility located in Juarez, Mexico, to Elcoteq SE (OMX: ELQAV), a leading electronics manufacturing services company domiciled in Luxembourg. This transfer marks another step taken by Philips to improve the financial performance of its TV business through the optimization of its global supply base.

Under the terms of the agreement, approximately 740 employees working for the assembly facility, which makes flat screen TVs for the North and Central American markets, will transfer to Elcoteq. The financial results related to this transaction are not material to Philips. No further financial details of this agreement were disclosed.

Philips also informed that, as of August 15, 2008, it had successfully implemented the brand licensing agreement, under which sourcing, distribution, marketing and sales of all Philips’ consumer TV activities in the United States and Canada are being outsourced to Funai Electric Co Ltd (TSE/OSE: 6839). Consequently, Philips has commenced deconsolidating the involved business as per the same date.

The agreement with Funai, which was announced on April 8, 2008, stipulates that Philips receives royalty payments in exchange for Funai’s right to exclusively use the Philips and Magnavox brand names for its consumer TV offerings in North America for a minimum five-year period with options for further extension. This agreement has secured the continued presence of Philips and Magnavox branded TVs in North America in a business model that safeguards Philips’ profitability in this highly competitive market. It does not affect any other Philips consumer category in North America nor Philips’ TV business in the rest of the world.

Philips also announced that it will continue to further improve the financial performance of its former consumer electronics businesses through ongoing optimization of the portfolio and its global supply base, as well as by focusing its marketing and sales efforts on its strongest markets.

For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

Félix Ramírez Montiel
Philips Mexico, Corporate Communications
Tel: +52 55 5269 9348
Email: felix.ramirez@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.